FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement made today by HSBC Bank Malta plc, a 70.03 per cent indirectly held subsidiary of HSBC Holdings plc.

4 August 2014

HSBC BANK MALTA P.L.C.
HALF-YEARLY RESULTS FOR 2014

•	Core capital (CRDIV common equity tier 1) of 10.4% as at 30 June 2014, up from 9.9% at the end of 2013.

•	Total assets of €5,859m at 30 June 2014, up €138m, or 2%, compared with 31 December 2013.

•	Customer accounts of €4,549m at 30 June 2014, up €31m, or 1%, compared with 31 December 2013.

•
Profit before tax of €40m for the six months ended 30 June 2014. The performance was €13m lower than the same period last year but was higher than the second half of 2013. The decline in first half profits was the result of reduced interest earnings and lower non-recurring gains.

•	Profit attributable to shareholders of €26m for the six months ended 30 June 2014 resulting in earnings per share of 7.9 cents compared with 10.6 cents in the same period in 2013.

•
Cost efficiency ratio of 53.0% for the period ended 30 June 2014, compared with 45.4% for the same period in 2013. Cost control was maintained and expenses excluding compliance investment and regulatory fees were below the same period in 2013.

•	Return on equity of 11.6% for the six months ended 30 June 2014, compared with 16.3% for the same period in 2013.

Commentary

HSBC Bank Malta p.l.c. reported a profit before tax of €40m for the six months ended 30 June 2014 compared with €53m for the same period in 2013. This performance, which was an improvement on the performance in the second half of 2013, was principally impacted by lower interest earnings as a result of record low European Central Bank rates and muted loan growth, as well as an increase in costs as a result of compliance investment and increased regulatory fees. In addition, the 2013 performance benefited from a one-off insurance gain, which was not repeated in the first half of 2014.

Net interest income declined to €58m compared with €64m in the same period in 2013. The fall in net interest income reflected a decline in interest earned on investments as proceeds of higher yielding maturing bonds were re-invested at the lower prevailing rates and the lower interest earned on reduced average lending balances. The decline in net interest income was partially offset by lower cost of funds as customers migrated to lower yielding short-dated deposits.

HSBC Life Assurance (Malta) Ltd. reported a profit before tax of €6m compared with €8m in the first half of 2013. The results in 2013 benefited from a one-off with-profits modelling reserves release not repeated in the first half of 2014.

A net gain on disposals of available-for-sale securities of €2m was reported for the six months ended 30 June 2014, compared with €4m for the same period in 2013.

Operating expenses of €46m were €2m, or 4%, higher than the first half of 2013 largely as a result of compliance investment and regulatory fees. Excluding these items expenses have been well controlled and marginally below the comparable period in 2013 as significant work continues around streamlining the business for greater efficiencies.

Net impairment provisions of €1m were marginally higher than 2013, as the prior year benefited from a number of recoveries. Overall asset quality remains acceptable with a high percentage of tangible security held against the overall loan portfolio.

Net loans and advances to customers were €3,287m, €14m lower than at 31 December 2013. The lending pipeline remains encouraging and gross new lending to customers amounted to €518m compared to €474m in 2013, reflecting the bank's continued support of new economic activity.

Customer deposits increased by €31m to €4,549m, reflecting normal fluctuations in corporate and institutional deposits.

The bank's available-for-sale investment portfolio remains well diversified and conservatively positioned.

The bank's liquidity position remains strong with an advances-to-deposits ratio of 72% compared with 73% at 31 December 2013.

The bank continued to strengthen its total capital ratio to 13.6% on a CRDIV basis as at June 2014 and improve its common equity tier 1 capital ratio to 10.4%.

Throughout the year the bank furthered its investment in its business and its people. Two more branches, Valletta and Victoria Gozo, were extensively refurbished and the bank launched its innovative, free mobile banking application for personal customers.

The Malta Trade for Growth initiative, focused on helping Maltese companies internationalise their business, broke new ground. A key part of the initiative is the Malta Trade for Growth fund of €50m, which is now 90% committed.

The bank reiterated its support of the SME sector and launched Maxicredit loans for small businesses and partnered with Malta Enterprise to assist smaller businesses explore export opportunities.

While commercial growth in the first half has been muted, the business pipeline is encouraging and retail loans, particularly mortgages, are beginning to perform strongly.

Mark Watkinson, Director and Chief Executive Officer of HSBC Malta, said: "We continue to invest in our franchise, and the growth pipeline in both our commercial and retail businesses is looking more encouraging than it has done for some time, although the current record low rates of interest present their own set of issues. We remain confident in the growth opportunities ahead and, as part of one of the world's largest banking groups, HSBC Malta is well positioned to assist our customers in accessing some of the most promising markets around the world.

"I would like to take this opportunity to thank our staff, Directors and shareholders for their commitment, hard work and support during the first half of 2014."

The Board has declared an interim gross dividend of 4.5cents per share (2.9 cents net of tax). This will be paid on 4 September 2014 to shareholders who are on the bank's register of shareholders at 14 August 2014.

Statements of Profit or Loss for the period 1 January 2014 to 30 June 2014

	Group		Bank
	6 mths to 30/06/14	6 mths to 30/06/13	6 mths to 30/06/14	6 mths to 30/06/13
	€000	€000	€000	€000
Interest and similar income
- on loans and advances, balances with Central Bank of Malta, Treasury Bills and other instruments	67,493	72,757	67,499	72,745
- on debt and other fixed income instruments	8,613	9,516	8,312	9,152
Interest expense	(17,796)	(18,766)	(17,848)	(18,826)
Net interest income	58,310	63,507	57,963	63,071

Fee and commission income	15,933	16,491	14,525	14,730
Fee and commission expense	(1,222)	(861)	(776)	(732)
Net fee and commission income	14,711	15,630	13,749	13,998

Dividend income	-	-	-	7,692
Trading profits	4,314	4,885	4,314	4,885
Net income from insurance financial instruments designated at fair value	27,349	12,687	-	-
Net gains on sale of available-for-sale financial investments	1,497	3,595	1,497	3,568
Net earned insurance premiums	31,221	34,493	-	-
Net other operating (expense)/income	(10,410)	(619)	616	397
Total operating income	126,992	134,178	78,139	93,611

Net insurance claims incurred and movement in policyholders' liabilities	(39,558)	(35,596)	-	-
Net operating income	87,434	98,582	78,139	93,611

Employee compensation and benefits	(24,877)	(24,035)	(23,579)	(22,326)
General and administrative expenses	(18,114)	(18,051)	(16,800)	(16,791)
Depreciation	(1,713)	(1,734)	(1,708)	(1,730)
Amortisation	(1,633)	(926)	(1,606)	(911)
Net operating income before impairment charges and provisions	41,097	53,836	34,446	51,853

Net impairment on financial assets	(1,434)	(853)	(1,434)	(853)
Net provisions for liabilities and other charges	(85)	52	(85)	52
Profit before tax	39,578	53,035	32,927	51,052
Tax expense	(13,922)	(18,689)	(11,575)	(17,995)
Profit for the period	25,656	34,346	21,352	33,057

Profit attributable to shareholders	25,656	34,346	21,352	33,057

Earnings per share	7.9c	10.6c	6.6c	10.2c

Statements of Profit or Loss and Other Comprehensive Income for the period 1 January 2014 to 30 June 2014

	Group		Bank
	6 mths to 30/06/14	6 mths to 30/06/13	6 mths to 30/06/14	6 mths to 30/06/13
	€000	€000	€000	€000

Profit for the period	25,656	34,346	21,352	33,057

Other comprehensive income
Items that may be reclassified to Profit or Loss:
Available-for-sale investments:
- fair value gains	8,968	6,089	8,988	6,186
- fair value gains transferred to profit or loss on disposal	(1,497)	(3,595)	(1,497)	(3,568)
- income taxes	(2,615)	(873)	(2,622)	(916)
	4,856	1,621	4,869	1,702
Items that will not be reclassified to Profit or Loss: Properties:
- revaluation	62	-	62	-
- income taxes	(22)	-	(22)	-
	40	-	40	-

Other comprehensive income for the period, net of tax	4,896	1,621	4,909	1,702

Total comprehensive income	30,552	35,967	26,261	34,759

Statements of Financial Position at 30 June 2014
	Group		Bank
	30/06/14	31/12/13	30/06/14	31/12/13
	€000	€000	€000	€000
Assets
Balances with Central Bank of Malta, Treasury Bills and cash	168,766	151,458	168,765	151,457
Cheques in course of collection	9,364	9,703	9,364	9,703
Derivatives	9,398	12,666	9,398	12,666
Financial assets designated at fair value	499,590	477,345	-	-
Financial investments	1,089,577	918,292	1,069,113	897,794
Loans and advances to banks	505,619	564,790	505,376	564,675
Loans and advances to customers	3,286,813	3,300,982	3,286,813	3,300,982
Shares in subsidiary companies	-	-	35,707	35,707
Intangible assets	74,885	86,618	9,666	10,093
Property and equipment	60,616	61,491	60,703	61,575
Investment property	16,204	14,529	11,657	11,660
Non-current assets held for sale	9,577	11,783	9,577	11,783
Current tax assets	7,939	7,939	2,720	2,720
Deferred tax assets	10,394	12,522	10,387	12,504
Other assets	71,245	52,735	12,748	9,432
Prepayments and accrued income	39,128	38,677	35,558	33,673
Total assets	5,859,115	5,721,530	5,237,552	5,126,424

Liabilities
Derivatives	9,635	12,929	9,635	12,929
Deposits by banks	37,951	41,794	37,951	41,794
Customer accounts	4,549,160	4,517,862	4,592,241	4,554,104
Current tax liabilities	6,352	16	6,176	-
Deferred tax liabilities	27,234	25,195	-	-
Liabilities under investment contracts	19,962	16,763	-	-
Liabilities under insurance contracts	551,068	524,999	-	-
Other liabilities	93,692	38,274	88,863	30,707
Accruals and deferred income	31,126	30,230	29,959	29,419
Provisions for liabilities and other charges	1,967	3,211	1,936	3,149
Subordinated liabilities	87,250	87,273	88,066	88,040
Total liabilities	5,415,397	5,298,546	4,854,827	4,760,142
Equity
Called up share capital	97,281	87,552	97,281	87,552
Revaluation reserve	39,666	35,107	39,208	34,636
Retained earnings	306,771	300,325	246,236	244,094
Total equity	443,718	422,984	382,725	366,282
Total liabilities and equity	5,859,115	5,721,530	5,237,552	5,126,424

Memorandum items
Contingent liabilities	123,009	111,852	128,662	113,555
Commitments	1,173,745	1,269,222	1,177,695	1,273,196

The financial statements were approved and authorised for issue by the Board of Directors on 4 August 2014 and signed on its behalf by:

Sonny Portelli Chairman                                                                                                 Mark Watkinson, Chief Executive Officer

Statements of Changes in Equity for the period 1 January 2014 to 30 June 2014

	Share capital	Revaluation reserve	Retained earnings	Total equity
Group	€000	€000	€000	€000
At 1 January 2014	87,552	35,107	300,325	422,984
Profit for the period	-	-	25,656	25,656
Other comprehensive income
Available-for-sale investments:
- fair value gains, net of tax	-	5,829	-	5,829
- fair value gains transferred to profit or loss on disposal, net of tax	-	(973)	-	(973)
Properties:
- release of revaluation reserve on disposal, net of tax	-	(337)	337	-
- revaluation of properties, net of tax	-	40	-	40
Total other comprehensive income	-	4,559	337	4,896
Total comprehensive income for the period	-	4,559	25,993	30,552

Transactions with owners of the bank
Contributions and distributions:
- share-based payments	-	-	46	46
- dividends	-	-	(9,864)	(9,864)
- bonus issue	9,729	-	(9,729)	-
Total contributions and distributions	9,729	-	(19,547)	(9,818)
At 30 June 2014	97,281	39,666	306,771	443,718

At 1 January 2013	87,552	37,637	275,409	400,598

Profit for the period	-	-	34,346	34,346
Other comprehensive income
Available-for-sale investments:
- fair value gains, net of tax	-	3,958	-	3,958
- fair value gains transferred to profit or loss on disposal, net of tax	-	(2,337)	-	(2,337)
Total other comprehensive income	-	1,621	-	1,621
Total comprehensive income for the period	-	1,621	34,346	35,967

Transactions with owners of the bank
Contributions and distributions:
- share-based payments	-	-	61	61
- dividends	-	-	(14,986)	(14,986)
Total contributions and distributions	-	-	(14,925)	(14,925)
At 30 June 2013	87,552	39,258	294,830	421,640

Statements of Changes in Equity for the period 1 January 2014 to 30 June 2014 (continued)

	Share capital	Revaluation reserve	Retained earnings	Total equity
Bank	€000	€000	€000	€000
At 1 January 2014	87,552	34,636	244,094	366,282

Profit for the period	-	-	21,352	21,352
Other comprehensive income
Available-for-sale investments:
- fair value gains, net of tax	-	5,842	-	5,842
- fair value gains transferred to profit or loss on disposal, net of tax	-	(973)	-	(973)
Properties:
- release of revaluation reserve on disposal, net of tax	-	(337)	337	-
- revaluation of properties, net of tax	-	40	-	40
Total other comprehensive income	-	4,572	337	4,909
Total comprehensive income for the period	-	4,572	21,689	26,261

Transactions with owners of the bank
Contributions and distributions:
- share-based payments	-	-	46	46
- dividends	-	-	(9,864)	(9,864)
- bonus issue	9,729	-	(9,729)	-
Total contributions and distributions	9,729	-	(19,547)	(9,818)
At 30 June 2014	97,281	39,208	246,236	382,725

At 1 January 2013	87,552	36,975	221,494	346,021

Profit for the period	-	-	33,057	33,057

Other comprehensive income
Available-for-sale investments:
- fair value gains, net of tax	-	4,021	-	4,021
- fair value gains transferred to profit or loss on disposal, net of tax	-	(2,319)	-	(2,319)
Total other comprehensive income	-	1,702	-	1,702
Total comprehensive income for the period	-	1,702	33,057	34,759

Transactions with owners of the bank
Contributions and distributions:
- share-based payments	-	-	56	56
- dividends	-	-	(14,986)	(14,986)
Total contributions and distributions	-	-	(14,930)	(14,930)
At 30 June 2013	87,552	38,677	239,621	365,850

Statements of Cash Flows for the period 1 January 2014 to 30 June 2014

	Group		Bank
	6 mths to 30/06/14	6 mths to 30/06/13	6 mths to 30/06/14	6 mths to 30/06/13
	€000	€000	€000	€000

Cash flows from operating activities
Interest, commission and premium receipts	121,126	130,984	85,831	92,030
Interest, commission and claims payments	(39,395)	(45,098)	(16,938)	(18,729)
Payments to employees and suppliers	(43,751)	(43,099)	(41,706)	(40,941)
Operating profit before changes in operating assets/liabilities	37,980	42,787	27,187	32,360
(Increase)/decrease in operating assets:
Financial assets designated at fair value	3,898	(1,385)	-	-
Reserve deposit with Central Bank of Malta	(2,032)	637	(2,032)	637
Loans and advances to customers and banks	36,288	14,484	36,288	14,484
Treasury Bills	(38,838)	(5,380)	(38,838)	(989)
Other receivables	(17,185)	(8,643)	(1,992)	(4,614)
Increase/(decrease) in operating liabilities:
Customer accounts and deposits by banks	22,947	(66,317)	29,824	(61,242)
Other payables	62,180	3,473	55,411	(253)
Net cash from/(used in) operating activities before tax	105,238	(20,344)	105,848	(19,617)
Tax paid	(6,006)	(5,901)	(5,887)	(4,369)
Net cash from/(used in) operating activities	99,232	(26,245)	99,961	(23,986)
Cash flows from investing activities
Dividends received	486	367	-	5,000
Interest received from financial investments	13,509	15,685	11,514	13,509
Purchase of financial investments	(281,431)	(375,666)	(281,431)	(373,631)
Proceeds from sale and maturity of financial investments	122,642	365,251	122,642	361,442
Purchase of property, equipment and intangible assets	(3,701)	(616)	(2,080)	(576)
Proceeds on sale of property, equipment and intangible assets	68	-	68	-
Net cash (used in)/from investing activities	(148,427)	5,021	(149,287)	5,744
Cash flows from financing activities
Dividends paid	(9,864)	(14,986)	(9,864)	(14,986)
Cash used in financing activities	(9,864)	(14,986)	(9,864)	(14,986)
Decrease in cash and cash equivalents	(59,059)	(36,210)	(59,190)	(33,228)
Effect of exchange rate changes on cash and cash equivalents	5,457	(7,282)	5,457	(7,281)
Net decrease in cash and cash equivalents	(64,516)	(28,928)	(64,647)	(25,947)
	(59,059)	(36,210)	(59,190)	(33,228)
Cash and cash equivalents at beginning of period	521,411	428,661	521,295	426,073
Cash and cash equivalents at end of period	462,352	392,451	462,105	392,845

Net operating income

Net operating income includes net income from Life insurance business analysed as follows:

	Group
	6 mths to 30/06/14	6 mths to 30/06/13
	€000	€000
Net interest income	301	361
Net fee and commission income	371	233
Net income from insurance financial instruments designated at fair value	27,349	12,687
Net gain on sale of available-for-sale financial investments	-	27
Net earned insurance premiums	31,221	34,493
Net other operating expense	(11,219)	(1,106)
	48,023	46,695
Net insurance claims incurred and movement in policyholders' liabilities	(39,558)	(35,596)
	8,465	11,099

Segmental analysis

a) Class of business
The group's segments are organised into three global businesses: Retail Banking and Wealth Management, Commercial Banking and Global Banking and Markets. The group comprises of HSBC Bank Malta p.l.c. and its subsidiaries. The segments presented reflect the way the Chief Executive Officer, as chief operating decision-maker, reviews financial information in order to make decisions about allocating resources and assessing performance. Information provided to the chief operating decision-maker is measured in accordance with IFRSs as adopted by the EU.

	Retail Banking and Wealth Management		Commercial Banking		Global Banking and Markets		Inter-segment		Group Total
	6 mths to	6 mths to	6 mths to	6 mths to	6 mths to	6 mths to	6 mths to	6 mths to	6 mths to	6 mths to
	30/06/14	30/06/13	30/06/14	30/06/13	30/06/14	30/06/13	30/06/14	30/06/13	30/06/14	30/06/13
	€000	€000	€000	€000	€000	€000	€000	€000	€000	€000
Group
Net interest income
- External	21,333	21,512	29,979	33,940	6,998	8,055	-	-	58,310	63,507
- Inter-segment	6,399	8,358	(8,472)	(9,291)	2,073	933	-	-	-	-
	27,732	29,870	21,507	24,649	9,071	8,988	-	-	58,310	63,507
Net non-interest income
- External	17,898	19,621	6,922	7,392	4,304	8,062	-	-	29,124	35,075
- Inter-segment	(401)	(548)	584	453	102	423	(285)	(328)	-	-
	17,497	19,073	7,506	7,845	4,406	8,485	(285)	(328)	29,124	35,075

External employee compensation and benefits	(16,268)	(15,971)	(7,210)	(6,164)	(1,399)	(1,900)	-	-	(24,877)	(24,035)

General and administrative expenses
- External	(13,042)	(13,078)	(4,316)	(3,993)	(756)	(980)	-	-	(18,114)	(18,051)
- Inter-segment	(285)	(328)	-	-	-	-	285	328	-	-
	(13,327)	(13,406)	(4,316)	(3,993)	(756)	(980)	285	328	(18,114)	(18,051)

External depreciation	(1,291)	(1,369)	(384)	(312)	(38)	(53)	-	-	(1,713)	(1,734)

External amortisation	(1,145)	(854)	(425)	(128)	(63)	56	-	-	(1,633)	(926)

External net impairment	(735)	(523)	(699)	(330)	-	-	-	-	(1,434)	(853)
External net provisions for liabilities and other charges
	(58)	-	(27)	52	-	-	-	-	(85)	52
Profit before tax	12,405	16,821	15,952	21,619	11,221	14,595	-	-	39,578	53,035

Segmental analysis (continued)

Retail Banking and Wealth Management		Commercial Banking		Global Banking and Markets		Inter-segment		Group Total
30/06/14	31/12/13	30/06/14	31/12/13	30/06/14	31/12/13	30/06/14	31/12/13	30/06/14	31/12/13
€000	€000	€000	€000	€000	€000	€000	€000	€000	€000
Assets
Segment total assets
2,614,101	2,573,803	1,511,873	1,541,198	1,733,022	1,606,529	-	-	5,858,996	5,721,530

b)	Geographical segments

The group's activities are carried out within Malta. There are no identifiable geographical segments or other material concentrations.

c)	Products and services

HSBC Bank Malta p.l.c. provides a comprehensive range of banking and related financial services to its customers. The products and services offered to customers are organised by global business.

- Retail Banking and Wealth Management ('RBWM') offers a broad range of products and services to meet the personal banking and wealth management needs of individual customers. Typically, customer offerings include personal banking products (current and savings accounts, mortgages and personal loans, credit cards, debit cards and local and international payment services) and wealth management services (insurance and investment products, global asset management services and financial planning services).

- Commercial Banking ('CMB') offers a broad range of products and services to serve the needs of our commercial customers, including small and medium sized enterprises, mid-market enterprises and corporates. These include credit and lending, international trade and receivables finance, treasury management and liquidity solutions (payments and cash management and commercial cards) and commercial insurance. We also offer our customers access to products and services offered by other global businesses, for example Global Banking and Markets, which include foreign exchange products, raising capital on debt and equity markets and advisory services.

- Global Banking and Markets ('GB&M') provides tailored financial solutions to corporate and institutional clients. The client-focused business lines deliver a full range of banking capabilities including financing, advisory and transaction services, a markets business that provides services in rates, foreign exchange, money markets and securities services; and principal investment activities.

Fair values of financial assets and liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following table sets out the fair values of financial assets and liabilities as at the reporting date.

Fair values of financial assets and liabilities carried at fair value and basis of valuation:

Valuation techniques

	Quoted market price	Using observable inputs	With significant unobservable inputs
	Level 1	Level 2	Level 3	Total
Group	€000	€000	€000	€000
Assets at 30 June 2014
Treasury Bills: available-for-sale	-	85,939	-	85,939
Derivatives	-	9,398	-	9,398
Financial assets designated at fair value
- debt and other fixed income instruments	256,026	-	-	256,026
- equity and other non-fixed income instruments	243,564	-	-	243,564
Financial investments: available-for-sale
- debt and other fixed income instruments	1,089,555	-	-	1,089,555
- equity and other non-fixed income instruments	-	22	-	22
Property	-	-	37,699	37,699
Investment property	-	-	16,204	16,204
	1,589,145	95,359	53,903	1,738,407
Liabilities at 30 June 2014
Derivatives	-	9,635		- 9,635

Assets at 31 December 2013
Treasury Bills: available-for-sale	-	48,937	-	48,937
Derivatives	-	12,168	-	12,168
Financial assets designated at fair value
- debt and other fixed income instruments	251,305	-	-	251,305
- equity and other non-fixed income instruments	226,040	-	-	226,040
Financial investments: available-for-sale
- debt and other fixed income instruments	918,219	-	-	918,219
- equity and other non-fixed income instruments	-	73	-	73
Property	-	-	37,597	37,597
Investment property	-	-	14,529	14,529
	1,395,564	61,178	52,126	1,508,868

Liabilities at 31 December 2013
Derivatives	-	12,431	-	12,431

Fair values are determined according to the following hierarchy:

a)	Level 1 - quoted market price: financial instruments with quoted prices for identical instruments in active markets that HSBC can access at the measurement date.
b)
Level 2 - valuation technique using observable inputs: financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets and financial instruments valued using models where all significant inputs are observable.

c)	Level 3 - valuation technique with significant unobservable inputs: financial instruments valued using models where one or more significant inputs are unobservable.

The valuation techniques utilised in preparing these condensed interim financial statements are consistent with those applied in the preparation of financial statements for the year ended 31 December 2013. There were no transfers between levels of the fair value hierarchy during the period under review.

Fair values of financial assets and liabilities not carried at fair value

The following table sets out the carrying amounts and fair values of financial assets and liabilities not carried at fair value:

	Valuation techniques	Carrying amount	Fair value

Group		€000	€000
Assets at 30 June 2014
Loans and advances to banks	Level 3	505,619	505,619
Loans and advances to customers	Level 3	3,286,813	3,286,813
		3,792,432	3,792,432
Liabilities at 30 June 2014
Deposits by banks	Level 3	37,951	37,951
Customer accounts	Level 3	4,549,160	4,549,160
Subordinated liabilities	Level 1	87,250	92,381
		4,674,361	4,679,492

Assets at 31 December 2013
Loans and advances to banks	Level 3	564,790	564,790
Loans and advances to customers	Level 3	3,300,982	3,300,982
		3,865,772	3,865,772
Liabilities at 31 December 2013
Deposits by banks	Level 3	41,794	41,794
Customer accounts	Level 3	4,517,862	4,517,862
Subordinated liabilities	Level 1	87,273	94,095
		4,646,929	4,653,751

The carrying value of loans and advances to customers, loans and advances to banks and amounts owed to banks and customers is a reasonable approximation of fair value because these are either re-priced to current market rates frequently or are short-term in nature.

Basis of preparation

The condensed interim financial statements have been extracted from HSBC Bank Malta p.l.c.'s (the 'bank') and its subsidiary undertakings (collectively referred to as the 'group') unaudited management accounts for the six months period ended 30 June 2014. These condensed interim financial statements are being published in accordance with Chapter 5 of the Listing Rules issued by the Listing Authority and the Prevention of Financial Markets Abuse Act, 2005.

The condensed interim financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting', adopted by the EU. They do not include all the information required for a complete set of annual financial statements, and should be read in conjunction with the financial statements for the year ended 31 December 2013.

On 1 January 2014, the group adopted amendments to IAS 32 'Offsetting Financial Assets and Financial Liabilities' which clarified the requirements for offsetting financial instruments and addressed inconsistencies in current practice when applying the offsetting criteria in IAS 32 'Financial Instruments: Presentation'. The adoption did not have a material effect on the group's financial statements and as a result comparative information was not restated.

During the period ended 30 June 2014, the group also adopted interpretations and amendments to standards which had an insignificant effect on the interim consolidated financial statements.

There are no new standards adopted during the period ended 30 June 2014.

The accounting policies applied in these condensed interim financial statements are the same as those applied by the group in its financial statements as at and for the year ended 31 December 2013.

As required by IAS 34 'Interim Financial Reporting', adopted by the EU, these interim financial statements include comparative statements of financial position information at the previous financial year end and comparative profit or loss statements and statements of profit or loss and comprehensive income information for the comparable interim periods of the immediately preceding financial year.

Related party transactions with other members of the HSBC Group covering the period 1 January to 30 June 2014 have not materially affected the performance of the period under review.

Certain comparative amounts have been reclassified to comply with the current period's presentation.

HSBC Bank Malta p.l.c. is a member of the HSBC Group, whose ultimate parent company is HSBC Holdings plc. HSBC Holdings plc, is headquartered in London. The Group serves customers worldwide from around 6,200 offices in 74 countries and territories in Europe, Hong Kong, Rest of Asia-Pacific, North and Latin America, and the Middle East and North Africa. With assets of US$2,754bn at 30 June 2014, the HSBC Group is one of the world's largest banking and financial services organisations.

Statement pursuant to Listing Rule 5.75.3 issued by the Listing Authority

I confirm that to the best of my knowledge:

•
the condensed interim financial statements give a true and fair view of the financial position of the group and the bank as at 30 June 2014, as well as of their financial performance and cash flows for the period then ended, in accordance with IAS 34 'Interim Financial Reporting', adopted by the EU; and

•	the commentary includes a fair review of the information required under Listing Rule 5.81 to 5.84.

Mark Watkinson, Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 04 August 2014